CONFORMED

Securities and Exchange Commission
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2005

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAS BACHOCO, S.A. dE C.V.
(Registrant)

Date: April 28, 2005	By	/s/ DANIEL SALAZAR Ferrer, CFO

Bachoco Announces Payment of Dividends

          GUANAJUATO, Mexico, April 28 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) (“Bachoco” or “the Company”), Mexico’s leading producer and processor of poultry products, announced that the Board of Directors of Industrias Bachoco, in its Annual Shareholder meeting held on April 27, 2005, at Hotel Presidente Intercontinental in Mexico City, approved the following payment of dividends.

          A cash dividend payment of Ps. 0.7974 per unit, or the equivalent of Ps. 0.3987 per share outstanding. Each unit is composed of one (1) series “B” and one (1) series “L”; one ADS represents six units. Therefore, each ADS will receive a dividend payment of Ps. 4.7844.

          The dividend will be paid in three equal installments of Ps. 0.2658 per unit, equivalent to Ps. 1.5948 per ADS, on the following dates: May 18, July 13 and October 12, all in 2005.

          Company Description
          Industrias Bachoco S.A. de C.V. is Mexico’s leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico’s third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of $1.19 billion USD for 2004 divided among the Company’s four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balance feed, 10.66% table eggs and 3.90% swine and other lines.

          Industrias Bachoco’s shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units, each consisting of one Series B and one Series L Share. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx.

          This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

SOURCE  Industrias Bachoco, S.A. de C.V.
          -0-                                                      04/28/2005
          /CONTACT:  Investors, in Mexico, Daniel Salazar Ferrer, CFO of Industrias Bachoco, +011-52-461-61-835-55; or in New York, Kevin Kirkeby,
+1-646-284-9416, or kkirkeby@hfgcg.com, or Lauren Puffer, +1-646-284-9426, or lpuffer@hfgcg.com, both of HF Global Consulting Group for Industrias Bachoco/
          /First Call Analyst: /
          /FCMN Contact: kkirkeby@hfgcg.com /
          /Web site:  http://www.bachoco.com.mx /